Group Treasury
Lindisfarne Building
Northern Rock House
Newcastle upon Tyne
NE3 4PL
T 0845 600 8401
F 0191 279 4694 / 4929 / 6517 / 2779
DX 60350 Gosforth 2

ACS 19 NOV 07

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
WASHINGTON, D.C. 20549
USA

Dear Sirs

RE: Northern Rock plc / SEC File No. 82-35026
Rule 12g3-2(b) Unique Submission

This letter supplements our prior correspondence with respect to Northern Rock plc, a public limited company incorporated and registered in England and Wales under the Companies Act 1985 (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the following documents:

- Directorate Change Announcement dated 19 October, 2007; and
- Directorate Change Announcement dated 16 November, 2007

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

A C SWALWELL
Operational Director – Debt Capital Markets

Enc

11/27

Regulatory Announcement

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northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Directorate Change
Released	13:28 19-Oct-07
Number	0402G

RNS Number:0402G
Northern Rock PLC
19 October 2007

NORTHERN ROCK PLC

19 OCTOBER 2007

APPOINTMENT OF NEW CHAIRMAN

Northern Rock plc announces that Bryan Sanderson CBE will take over as Chairman of Northern Rock. Mr Sanderson's appointment will take effect upon him obtaining approval from the FSA under its approved persons regime.

Mr Sanderson is a former Chairman of BUPA and of Standard Chartered plc. He was previously a Director of BP plc and Chairman of the Learning and Skills Council.

Dr Matt Ridley made clear in September that he was willing to resign, but the Board asked him to remain in his role as Chairman until the new funding arrangements were in place and until he had represented Northern Rock before the Treasury Select Committee. He and the Board now believe that in the interests of all stakeholders in the Company, the time is right to accept his resignation as a Director and Chairman of the Company. Dr Ridley's resignation will take effect from the date on which Mr Sanderson's approval from the FSA is granted.

Sir Ian Gibson, Senior Independent Director of Northern Rock plc, said: "The Board is delighted to welcome Bryan Sanderson to the Company. He has a wealth of experience in business, banking and working with government that will prove invaluable to Northern Rock when considering future strategic options. I want to thank Matt Ridley for his hard work as Chairman since 2004 and particularly for his commitment during the very difficult circumstances of the last few months."

Press Contacts

Brian Giles
Communications Director
0191 279 4676

Ron Stout
Corporate Communications
0191 279 4921

John Watson
Corporate Communications
0191 279 5295

Don Hunter
Finsbury Limited
020 7251 3801

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Directorate Change
Released	17:34 16-Nov-07
Number	9437H

RNS Number:9437H
Northern Rock PLC
16 November 2007

NORTHERN ROCK PLC BOARD CHANGES

Northern Rock plc announces significant changes to its Board to coincide with the start of the second phase of its strategic review. The streamlining of the Board is intended to assist a smooth and rapid decision making process around the strategic review of the Company's options, which is currently in progress.

Non Executive Directors

John Devaney and Simon Laffin have agreed to join the board as non-executive directors effective upon each of them obtaining approval from the FSA under its approved persons regime.

Mr Devaney is the Chairman of National Air Traffic Services (NATS) and also the Chairman of Telent plc.

Mr Laffin is an adviser to CVC Capital Partners and was previously the Chief Financial Officer and Property Director of Safeway Plc.

Chairman Bryan Sanderson said:

"I am delighted to welcome John Devaney and Simon Laffin to the Board. I believe they have the right experience to help Northern Rock through its ongoing strategic review."

Sir Derek Wanless, Nichola Pease, Adam Fenwick and Rosemary Radcliffe will retire from the Board as Non Executive Directors with immediate effect.

Sir Ian Gibson and Michael Queen continue to serve as Non Executive Directors.

Bryan Sanderson said:

"I would like to thank the retiring Non Executive Directors for their efforts over a number of years and their commitment during the very difficult circumstances of the last few months. Special thanks are due to Rosemary Radcliffe's contribution during a period of ill-health. I wish her a speedy recovery."

Executive Directors

Adam Applegarth, Chief Executive, has tendered his resignation and it has been accepted by the Board subject to him continuing as a Board Director and Chief Executive throughout the second phase of the strategic review process, which is

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